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Filed by Information Resources, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: Information Resources, Inc.
Commission File No.: 005-35926

On September 8, 2003, Gingko Acquisition Corp. and Information Resources, Inc. ("IRI") hosted a joint conference call to discuss the tender offer made by Gingko Acquisition Corp. on September 8, 2003 to purchase all of the outstanding shares of common stock of IRI, together with the associated Preferred Share Purchase Rights. The following is a transcript of the conference call.

INFORMATION RESOURCES

Moderator: Romesh Wadhwani*
September 8, 2003
9:30 am CT

*
A prior filing of this transcript (filed by Gingko Acquisition Corp. on September 9, 2003 pursuant to Rule 425 under the Securities Act of 1933, as amended) incorrectly identified Joe Durrett as moderator. Dr. Wadhwani served as moderator of the conference call.

Operator:	Good morning, my name is (Tina) and I will be your conference facilitator today.
At this time, I would like to welcome everyone to the new tender offer conference call.
All lines have been placed on mute to prevent any background noise.

After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star and then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key.
I would now like to turn the call over to Romesh Wadhwani, Managing Partner of Symphony Technology Group.
Thank you, you may begin the conference.
Romesh Wadhwani:	Thank you operator, and welcome everyone to this call.
With me this morning is Joe Durrett, Chairman and CEO of IRI, and (Andy Balbirer), IRI, CFO, and (Monica Weed) who is IRIs General Council.
Before we begin our formal remarks, I'd like to turn the call over to (Monica) for the customary forward-looking statements.
(Monica).
(Monica Weed):
Thank you Romesh. This conference call contains certain forward-looking statements about IRI, Gingko, and/or the ACNielsen lawsuit and the CVRs. When used in this conference call, the words anticipate, may, can, believe, expects, projects, intends, likely and similar expressions as they relate to IRI, Gingko, the management of either such companies, the transaction, the A.C. Neilson lawsuit of the CVRs are intended to identify those assertions as forward-looking statements.

In making any such statements, the person making them believes that its' expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated.

These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements. Many of which are beyond the control of IRI, Gingko and Symphony. Including the impact of general economic conditions in regions in which IRI currently does business, industry conditions, including competition, data availability, and costs, and the ability to renew existing customer contracts and relationships.

Fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, interest rates, access to capital markets, and the timing of any — and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko and the actual proceeds, if any, to be received by IRI, in respect to the ACNielsen lawsuit of the CVRs, could differ materially from those expressed in or implied by these forward looking statements.

Accordingly, no assurances can be given that any of the events anticipated by the forward looking statements will occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko, or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs. Any forward looking statements that are made by representatives of Gingko or Symphony on the one hand, or of IRI on the other during the course of this call, should not be attributed to other such participants in this call.
Now I would like to turn the call over to Romesh Wadhwani, Managing Partner of Symphony Technology Group.
Romesh.
Romesh Wadhwani:
Thank you. As you know, we announced this morning that Gingko Acquisition Corporation has commenced a new tender offer to acquire Information Resources. The purpose of today's call is to outline the new tender offer, to explain why we believe that this is an attractive offer for all IRI shareholders, to explain why IRIs board, also believes that accepting our offer is in the best interest of shareholders and finally to give you some additional perspective on IRIs business and outlook.
At the conclusion of the call, you have the opportunity to ask me and other representatives or IRI question on any of these items or others that you might have.

Let me start with the new offer. When we made our first tender offer, we felt that it delivered full and fair value to shareholders. Over the past few weeks, as we've listened to IRI shareholders, we found that there was some important concerns that they wanted us to consider.

The biggest of these concerns, particularly to institutional holders was the issue of visitors and freely tradable CVRs. We have addressed this in our new offer by filing to register the CVRs and we will be applying to make them tradable on NASDAQ under the ticker, IRICVR. Disclosures around the CVRs will be filed quarterly with the SEC and will include information concerning developments in the litigation and the fees expended today.

Another issue concerning our shareholders was the lawsuit, and some of these shareholders felt that in addition to the value of the lawsuit reflected in our cash offer price, they deserved a larger share of any future proceeds than we had proposed in our original offer. We have responded by agreeing to increase the amount received by IRI shareholders' from 60% to 75% of the lawsuit proceeds in excess of 200 million dollars. All proceeds to IRI shareholders are subject to certain adjustments as described in the tender offer.

Finally in order to increase the degree of certainty associated with the successful completion of the tender offer, and as an example of our commitment to this transaction, we have also agreed to reduce the minimum tender condition to 16 million or approximately 53% of the outstanding shares of IRI common stock.

The figure of 16 million reflects a majority of IRI's fully diluted capital stock, excluding only the options with substantially underwater exercise price, and all options that do not rest before the outside termination date of the new merger agreement. Upon successful completion of the tender offer at or above this ownership level, we would own a sufficient number of shares to ensure approval of the second step merger contemplated by our merger agreement.

Next, I'd like to share with you our perspective on why this is not only a fair offer, but a very attractive offer that deserves your serious consideration and support. Our offer is fair because you're board has concluded that it is the highest offer received and the best alternative considered after a long and exhaustive review of a wide range of strategic alternatives including that of remaining an independent company.

From what we understand, William Blair conducted a thorough strategic review process over many months in which 85 firms were contacted to bid on the business and a wide range of options were considered. At the end of this process, the board of IRI determined that our offer was superior to all other offers and alternatives. On a purely financial basis, we would not have made this offer, because the company's current and projected Ebert simply do not justify it.

Our offer is based on a package that includes the business, our portion of the lawsuit, and strategic considerations that I will discuss shortly. In other words, we could only make this offer by looking at it as a combination of the stand alone value of IRI, plus the value of our portion of the lawsuit, and an expectation of strategic value in combination with other Symphony Portfolio companies, all taken as a whole.

Our offer is attractive because it represents 112% premium to IRIs closing stock price of $1.56 a share on April 29 this year. The day before certain positive developments in the anti-trust litigation were announced. Our offer therefore enables you the shareholders to lock in the recent gains that have flowed these lawsuit developments and also entitles you to register the tradable CVRs representing 60% of the proceeds of the Neilson lawsuit below 200 million and 75% of the proceeds in excess of 200 million subject to certain adjustments.

Our offer is also attractive because it represents a very high multiple on current and projected Eberts particularly in light of the revised projections recently provided by IRI. We are offering $3.30 per share for a company that reported and Ebert loss of 8.2 million dollars in 2002 and that is projecting to have an Ebert profit of only 1 - 4 million dollars in 2003, and only 4 - 14 million dollars in Ebert in 2004. As you can see, the multiples are quite extraordinary.

I would note that in making our previous and new offer, we did not rely on either the old or the new management projections, but rather on our own estimates of — our own estimates of business prospects. In addition to this purchase price of $3.30 per share, our offer provides greater security for the effective prosecution of the lawsuit by providing 10 million dollars in cash to fund lawsuit costs and expenses. By the way, this translates into an additional 35 cents per share approximately.

Our offer is also attractive because it represents a multiple of more than two times the tangible book value, which is only 40 million dollars as of June 30, 2003. While the company capitalizes its data costs, thereby creating intangible book value, this is largely a historical artifact. An older and accepted practice in the past it's likely that we will not continue to capitalize these costs after this merger is completed.

Just as software companies have largely stopped capitalizing software and now treats software development costs as an operating expense, required to create revenue, much like the trade personnel and other operating expenses, similarly, we think of IRIs data development costs as an expense required to produce revenue.

Let me talk now about the major business challenges that we believe that IRI faces as a stand-alone company, and that shareholders need to consider very carefully. These are the same challenges that the business will have to deal with if it stays independent. As a back drop, it's important to recognize that from everything that we've seen, ACNielsen's anti-competitive activity, which is alleged in IRIs lawsuit have had a significant impact both on IRIs profitability and it's ability to compete in the market and respond to industry and business challenges.

The first major challenge is that IRIs U.S. retail tracking business, is in a declining market. As has been disclosed previously, this retail tracking business accounts for approximately 300 million dollars or about 75% of IRIs total U.S. revenue. And it's been declining in recent years at an annual rate of 3% to 5% or about 10 - 15 million dollars annually.

Both IRI and ACNielsen are challenged in this business because they are forced to rely on retailers as their primary source of data. Increasingly, retailers in some of the fastest growing retail segments including Wal-Mart do not share data with either IRI or ACNielsen. We believe that this lack of complete retailer information reduces the value of IRIs and ACNielsen's retail tracking data, to consumer packaged goods manufacturers, and may contribute to the ongoing pricing pressure in this part of their businesses.

In addition the total cost of acquiring data has been increasing over the last three years, and this leaves IRI with further increasing costs in the face of reduced margins. In IRIs European retail tracking business, which represents about 1/4 of total revenue. Overall growth has been flat in local currency terms. Germany continues to lose money and IRI expects it to continue to do so for some years to come.

Smaller markets such as Greece and Spain have some growth potential, but growth in such small markets is unlikely to make up for flat or declining revenue in the larger markets in Europe. Perhaps as a result of these industry and business trends, IRIs revenue and evolving business mix appear to have had an adverse impact on the overall profitability of the business.

The U.S. retail tracking business worth about 300 million in revenue, which as I mentioned has been declining 3 - 5% annually in recent periods, while the companies analytics panel and testing business, which only about 90 million in revenue, has been growing 7 - 10% in recent periods though this growth rate has slowed to 6% in the last quarter.

Because of the relative size and the difference in size between the retail tracking business of 300 million and the analytics panel and testing business at 90 million, growth in the analytics panel and testing business can only make up for some but not all of the lost revenue from the shrinking retail tracking business. However, it's the negative impact of this business shift on profitability that we view as far more significant.

The U.S. retail tracking business has a very high fixed cost structure as exemplified by the fact that IRI spends about 80 million dollars annually, just on data acquisition costs, and it requires some 700 to 800 full time employees to process these vast amounts of data for U.S. consumer packaged goods customers. As a result, while the incremental profit margin on every new dollar of retail tracking revenue is high, the incremental loss from every lost dollar of revenue is similarly high.

Given the fixed high cost nature of this business, as revenue decreases, it is difficult to lower costs commensurately putting further pressure on profit margins. Also because the analytics panel and testing businesses earn a lower incremental margin than the retail tracking business, every dollar of revenue in the retail tracking business that needs to be replaced by a dollar of revenue in the analytics panel and testing business results in lost profit to IRI.

Therefore, cost reductions have been required to make up the gap in lost profit reflecting the change in business mix. For example, let's take a look at the recent loss of Proctor & Gamble to illustrate the problem. As has been disclosed, Proctor & Gamble's U.S. business represented approximately 40 million dollars in annual revenue for IRI. Of it, approximately half was retail tracking and the balance was analytics and other services.

We understand from IRI, that all of the retail tracking revenue and some of the analytics panel interest revenue will disappear and have disappeared as of July 2003. To make up for the loss of profit from the — just the retail tracking revenue, that's been lost from P&G alone, we estimate that without any other cost reduction or growth initiatives, IRIs overall analytics panel and testing business would have to grow by about 30% in 2004 in order for the company to replace this lost profit. And of course you know that the actual growth rate is only 7 - 10% and that further declined to 6% last quarter.

Over the past four years, IRI has made a number of efforts to compensate for the steady decline in the U.S. retail tracking business and its revenue and profit. However, cost management has had only limited success. Even though IRI has reduced U.S. head count by more than 25% over the last four years, the company has been unable to produce meaningful profits or free cash flow for the shareholders during this period. We also believe that at some point, the company's ability as a stand-alone company to further reduce its expense structure while providing an attractive return to shareholders is limited.

Yet another important challenge that IRI faces on a stand-alone basis is that the company will need to make or will need to continue to make significant investments to satisfy clients and remain competitive. Over the last three years, IRI has invested approximately 54 million dollars in capital expenditures the great majority of which was used presumably to support the processing of data for the declining retail tracking revenue bids.

In addition to the continuation of this historical level of investment, the customer — the company is also under customer pressure to invest more in software products and solutions. This investment or this increased investment is likely to include investments in the technology infrastructure as well as the additional cost of getting additional data from mass merchandisers discount chains and other retail channels.

This combination of low free cash flow from operations and strong need for investment probably implies that IRI will need a significant amount of additional capital just to support it's business operations if it stays independent in addition to the capital that it requires to prosecute the ACNielsen lawsuit effectively.

Next, I'd like to point out why this is an attractive deal to shareholders as it relates to the lawsuit. Although we believe that the lawsuit has considerable merit, there may be a long road from now until the lawsuit is resolved, and the ultimate outcome of this revolution is ultimately uncertain. Evidence from government hearings in Europe and Canada as well as our own analysis of IRI lead us to conclude that anti-competitive activity by ACNielsen, which is alleged in IRIs lawsuit, has been an overwhelming factor in IRIs current business condition.

But as we all know, simply because IRI has been harmed, does not mean that the company will prevail and be fairly compensated for it's damages. And if it is compensated, whether this will occur in any meaningful timeframe. Given that our cash offer price includes value for the lawsuit and given that we are paying a significant percentage of the lawsuit proceeds to the CVR holders, we believe that our proposal fairly values the company in light of the uncertainty concerning the timing and outcome of the litigation.

Given all of these business challenges that we believe IRI faces, we would not have made an offer at this price for the business by itself. Our offer is based on a package that includes the business, it includes our portion of the lawsuit and it includes strategic considerations. Our offer reflects an expectation that IRI would be a good distribution channel for some of our portfolio companies.

In particular Symphony RPM, one of our portfolio companies has developed a new generation of enterprise solutions focusing on improving the business performance of CPG and retail companies. Prior to making this offer, we identified several other possible acquisitions that would provide distribution channels and existing customer bases for this new class of solutions. And these strategic alternatives continue to be open to us.

To summarize, your board has concluded that we have put forward the best offer for the company following and exhaustive process in which we understand that a wide range of alternatives were considered by the board. Interestingly since we announced our original offer, no improved offer has been made by any other firm. We have now improved that original offer which we already thought was fair and attractive, by registering and making tradable the CVR and increasing shareholder participation to 75% on proceeds from the lawsuit in excess of 200 million.
With that, I'd like to turn the call over to Joe Durrett.
Joe Durrett:
Thank you Romesh. The IRI board has met and considered the changes from the transaction that Romesh has just told you about. And it has unanimously voted its recommendation that shareholders tender their shares because the board of directors believes this transaction is in the best interest of shareholders.

A few minutes ago, Symphony said that they had listened to shareholders in fashioning the improved terms of the offer. So too have we at IRI heard that our shareholders want a rigorous explanation of our position on this transaction. For the next several minutes, I will detail the industry trends impacting the decision and the process that IRIs board of directors went through to make their recommendation. I will then address three broad questions that I have heard from investors.
First, why should we sell IRI at this point in time?
Second, how can we be comfortable that this is the best deal?
And third, what would be the outlook for IRI on a stand-alone basis?

To fully understand the answer to the first question, why we should sell now, lets review where our industry is and IRIs role. As background, I want to make one point on IRIs market competitor list first. While it is right to consider recent industry challenges such as the decreased demand for U.S. retail tracking products or consolidation among our client base, or the slower than needed growth of the analytics panel and testing products, our board believes that the anti-competitive activity by ACNielsen has and continues to have a damaging impact on our ability to compete and meet these challenges.

Evidence from government hearings in Europe and Canada speaks to the significant damage done to IRIs position in worldwide competition. The effects of the slanted playing field that occurred as a result of ACNielsen anti-competitive activity have placed IRI in position from which it has lacked the standing to better compete.

Now I would like to discuss the U.S. retail tracking business. For the past several years, we have been in a situation where business from our retail tracking, which accounts for about 75% of our total U.S. revenue, has been declining. The reduced demand for retail tracking reflects internal client pressures to reduce their overall expenditures given the lack of significant real volume growth among consumer packaged goods companies.

It also reflects consolidation of consumer packaged goods companies. Additionally, especially in the U.S., it reflects the growth of Wal-Mart and some specialty retailers who do not supply their data for industry use. Our strategies in this environment have been three fold. The first step has been to continually reduce our expenses and size our business in line with lower revenue for retail tracking. Because our business is one of significant fixed costs, it is necessary to be very aggressive. We have been successful in that we have reduced head count in the U.S. by more than 25% over the past four years and have largely maintained margins in retail tracking despite revenue declines from this segment of 3 - 5% per year since 2001.

The second element has been to improve the quality of our data accuracy and delivery as well as develop applications that make our retail tracking data more valuable than that of our competitor. Again, we have been successful. We now have evidence that our data quality is better than that of our competitor and we've introduced a number of new analytic applications.

The third strategy has been to accelerate revenue growth of our U.S. analytics panel and testing businesses, which account for almost 25% of total revenue. Again, we have been successful. As this business has been growing at 7 - 10% in recent periods and has been gaining share of market.

With that as background, there are two key-points to be made. The first is that this effort has required significant annual reinvestments of cash in order to achieve the improvements in data quality and build new applications for our data and our analytic services. The need for additional investment is likely to continue.

The second is that while we have been successful in each of the three strategies, our success has been insufficient to offset the profit effects of declining U.S. retail tracking revenue. The primary reasons for this is that investments to improve our data quality have helped us to retain clients, but are usually not enough to win new clients.

Additionally, because the analytics panel and testing businesses are in a lower incremental margin than the retail tracking business, every dollar of revenue in the retail tracking business that is replaced by a dollar of revenue in the analytics panel and testing business, results in lost profits to IRI. Therefore, our cost reductions have been required to make up the gap in lost profits reflecting this change in the business mix.

Now, in addition to pursuing our lawsuit against ACNielsen and given IRIs overall position, management has worked to develop a strategy to be successful over the long term. We have explored options for executing such a strategy as a stand-alone company. Additionally, from time to time, we have explored partnerships that we thought could help us achieve this goal.

Last fall, we again looked at our plans to expand our analytics panel and testing business, contain losses in retail tracking and make improvements in expenses. We also looked closely at Europe and our plans to stabilize our German business. We reviewed plans that were underway to improve our costs and headcount in December of 2002.

After considering all of the factors, we concluded that 2003 would be the best time to again explore the market for a new IRI business partner. As the next step, we considered several investment bankers and began serious discussion with William Blair.

In mid December, we experienced a set back when P&G chose to not renew its U.S. contract with us. Following the P&G loss and its expected impact on the company, we reviewed our options and again concluded that the time to act was now. And in early January, the board authorized our engagement of William Blair.
Our work with William Blair best illustrates the answer to the second question, how can we be comfortable that this is the best deal we can get?

In this work, we explored a wide range of options including remaining independent and engaging in further restructuring, seeking additional funds from the capital markets or through private investments, joint ventures, partnerships, selling some of the assets of the business, or selling all of IRI.
The Board rejected the options of increased investments because the routes available to IRI were expressively diluted to our shareholders in comparison with the benefit IRI would receive.
Also, IRI's need was to gain strategic advantage upon more cash would be of help, we were unable to see a way to raise a sufficient amount of cash to obtain the strategic advantage that IRI needed.

The Board examined the sell of certain assets but was unable to arrive at a deal that would provide IRI with the funds needed and at the same time, leave us at a strong position to operate the business.
The Board continued to evaluate the option of remaining independent.

In this portion of IRI's process, William Blair contacted, or were contacted by 85 parties consisting of 40 strategic parties, 42 financial parties, and 3 industry executives. (Nine) binding, expressions of interest, were received from 20 parties.
Through a series of evaluative steps over several weeks, the 20 interested parties that submitted (nine) binding bids were narrowed to 4 finalist with whom IRI conducted additional due diligence.

Ultimately, none of the other finalist submitted an offer that compares favorably to Symphony's. The Board chose Symphony's offer because it created the greatest value for shareholders of all the options considered including remaining an independent publicly traded company.

Throughout this process, IRI's Board was closely involved at every stage. The Board conducted numerous executive sessions without management to independently deliberate and evaluate the best options for shareholders.

The Board also insisted that there could be no employment agreements for other financial arrangements between any IRI employee and any of the interested parties.

Given this background of the industry, our position in the industry, and this representation of how IRI was viewed by potential inquirers, let me move to the third question that I mentioned earlier. "What would be IRI's prospects from a stand-alone basis?"
To address that question, let me turn the call over to Andy Balbirer who will review a few of our updated projections for the balance of fiscal 2003 and for all of fiscal 2004.
Hi Andy.
Andy Balbirer:	Thanks Joe.

Let's start with 2003 projections. Last April IRI provided to Symphony and others, its internal projections for the business. These projections were shared as part of a customary M & A due diligence process, within the context of confidentiality agreements signed by each of the parties.

However, these projections were eventually disclosed by Symphony, as required by the FCC, as part of their initial tender offer filed on July 14. As we stated in the tender offer, investors should not rely on the projections as indications of what the company can or will achieve in any period. Such information is inherently unreliable because it's based on assumptions and estimates that are not necessarily derived from actual results or known facts.

Now the new projections for 2003, which were provided to Gingko prior to the announcement of this agreement and offer, should also not be relied upon as guidance. They reflect EBIT that is $6-$9 million dollars lower than the initial projections which were provided to Gingko last April.
There are three principle reasons for the change. First, the company will incur legal banking and accounting expenses related to this transaction, which were not included in the original projections.
The expenses are expected to be in excess of $2 million dollars, excluding a portion of the fee payable to the company's financial advisor upon completion of the transaction.

Second, the revised projections reflect non-cash charges related to certain data and software that the company has either already taken or may take, that were not contemplated when the initial projections were prepared.

The company has taken $1.2 million dollars of data related charges through the second quarter and expects to take up to an additional $2 million dollars of data and software related charges in the second half of 2003.

Third, as announced on the company's second quarter earnings call, we are taking a more conservative view around US revenue particularly as it relates to new products, and this is the result of feedback we're getting from our sales force.

Let's move on to 2004, which Gingko disclosed again today as part of its new tender offer. As mentioned earlier, we provided the initial set of 2004 projections for Symphony and others, in April. And again, Symphony was obligated to disclose those in their tender offer filing with the FCC.

These latest projections are based on a top down look at 2004 taking into consideration among other things, our recently revised 2003 projections. However, these projections do not reflect the detailed annual budgeting process that the company historically completes during its fourth quarter.
The current projections for 2004 indicate a range of EBIT of $4 to $14 million dollars. This wide range is indicative of the potential variability of certain aspects of the business.

Now these projections differ from those initially disclosed by Symphony in the first tender offer due to a variety of factors including, a potentially lower level of business with P & G as we work through their transition, more conservative estimates around the success and timing of new products, potentially lower growth rates of the US Analytics, Panel and Testing businesses, and expected increases in legal expenses due to recent developments of the litigation and the upcoming trial against ACNielson.
I want to reiterate that these projections were provided to Symphony and that their required disclosure should in no way be interpreted as guidance and relied upon in making investment decisions.
With that, I would like to turn the call back to Ramesh.
Ramesh.
Ramesh Wadhwani:	Thanks Andy.

In closing, I'd like to ask shareholders two important questions. Do you want to accept our improved offer that you're Board has unanimously approved, but no one else has topped, and lock in the recent gains in the IRI stock price while maintaining the upside of 60% of the proceeds of the lawsuit below $200 million, and 75% of the proceeds in excess of $200 million?

Or, do you want to hold onto your IRI shares and take the responsibility of addressing the business challenges facing the company and funding both its investment needs for business operations as well as its legal needs, to effectively prosecute the lawsuit, while waiting for the lawsuit to work its way through trial and appeals over the next several years?

We believe the choice is clear, but before we open up the call for questions, I'd like to remind everyone that information about the new tender offer and merger agreement has been filed today with the FCC. It's available on their Web site and it's being mailed to shareholders.

These materials include much of what we discussed today as well as some additional details. Shareholders who have questions or need assistance in tendering their shares, should contact our information agent for the offer, MacKenzie Partners, at 800-322-2885 or 212-929-5500.

Finally, as a courtesy to shareholders, I'd like to remind everyone that the purpose this call is to answer questions. So I'd be very grateful if you would focus on questions rather than speeches. And in terms of format, we'd like to limit it to one question, with one follow-up question for each person.
Thank you. Now we can open it up for questions.
Operator:	At this time I would like to remind everyone, in order to ask a question, please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q & A roster.
Again, if you would like to ask a question, please star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q & A roster.
Your first question comes from (Omar Saad) with (Ramien) Capital.
(Omar Saad):
Yeah I was just wandering who was going to be managing the lawsuit as it goes through the process. Will there be an independent board then that's responsible for making decisions on whether to enter a settlement or not?
Ramesh Wadhwani:
(Saad) that's a good question. There are four (Rights Agents) as you know who will be responsible for the governance of the lawsuit, relative to certain decisions and five (Rights Agents), relative to other decisions.

Two of the (Rights Agent) are appointed by Gingko, two of the (Rights Agents) are appointed by the Board of IRI, and the fifth is an independent (Rights Agent). And we put this governance process in place to in fact make sure that we would maximize the value of the proceeds to the shareholders.
Next question please.
Operator:	Your next question comes from (Michael Emerald) with (Longfellow) Investment.
(Michael Emerald):	What is the time frame you foresee for resolving the lawsuit?
Ramesh Wadhwani:
I wish I could answer that question. As you know, this is a complex antitrust lawsuit. Lawsuits like this can go through a trial process and appeals process and, you know, further processes even beyond appeal. Right now, the trial is scheduled for September, '04, but exactly how many years it takes to work its way through the full process, is anyone's guess.
(Michael Emerald):	Okay. And related to that, what is the range of possible outcomes for a settlement? What's the most optimistic scenario?
Ramesh Wadhwani:
Actually, I'd hate to speculate on that. Again, its a very complex lawsuit and while we believe the company has been damaged by ACNielsen, we also know that this is a complex trial in front of a jury and given that it's really impossible to predict what the outcome will be.
(Michael Emerald):	Thank you.
Operator:	Your next question comes from (John Orego) with (WaterEyeline Capital).
(John Orego):
Good morning. Thank you for having today's call. I want to ask a question of the gentlemen, both Mr. Durrett and his associate from information from IRIC, as to what their positions or interest will be assuming that this tender offer is successful?
Ramesh Wadhwani:	Okay. Can I answer that and then they can answer?

(John Orego):	Sure.
Ramesh Wadhwani:
Let me explicitly say that upon the successful completion of the tender offer, Joe will no longer be the CEO of the company and will phase out after a transition period. In fact, I intend to get personally involved. Since we are looking at a new strategy for the business, I intend to get personally involved with the management of the business to execute that strategy.

Relative to the other managers of the business, we have not made any arrangements with any managers. We have had no compensation discussions with any managers or employees. Of course, we would hope to retain a significant number of the key managers and the key employees in the running of the business, but we have had no such discussions regarding compensation and we've made no commitments.
(John Orego):	Okay. Thank you. I appreciate your answering that.
Operator:	Your next question comes from (Matthew Harmond) with (HS Capital)
(Ben Stoler):	Hi guys. Actually it's (Ben Stoler). Actually (unintelligible).
With regards to the net operating loses that the company currently handled, or carried, how will they be treated going forward with the CVRs, please?
Ramesh Wadhwani:	There's really no relationship between the two. The company retains the NOL.

I might add two points to this. First of all, because of the restrictions on the usage of the NOL, it's not clear what that NOL is actually worth, but in any case, we factored that into the overall equation and the overall package in coming up with the price that we came up with.

And of course, you know that the price is superior to all other offers the company has received. And you also know that, even after we announced our first tender, since then, no better proposal has been forthcoming from anyone else.
(Ben Stoler):	Very good. I understand. Thank you.
Ramesh Wadhwani:	Thanks.
Operator:	Again, I would like to remind everyone, in order to ask a question, please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q & A roster.
Your next question comes from (Morgan Rutman) with (Harvest Management).
(Morgan Rutman):
Hi gentlemen. And if you said this before, I'm sorry, I did miss a little bit of the call. But can you talk to me and tell me practically how is it going to work, the tender offer is going to expire, if we tendered our shares, and you accept more — than 53% come in, when do we get the CVR? Do we get something that represents the right to receive the CVR when it actually gets registered and how is that going to work?
Ramesh Wadhwani:
Yes. That's essentially correct. So basically, once we cross the threshold of approximately 53%, at that point we start acquiring the shares that have been tendered. And for each share acquired, you end up getting $3.30 in cash plus a CVR.

Now we are, of course, filing with the FCC to register these CVRs. We have an indication from the FCC that they will attempt to get this registration completed while the tender offer is in progress. So we are cautiously optimistic that, you know, upon the end of this 25-business day period, and assuming that we've met our threshold conditions, we'll be able to issue the CVRs in addition to the cash.
(Morgan Rutman):	And in the event that it takes longer to register the CVRs, you'll extend the time tender until they are registered and not accept our shares until then?
Ramesh Wadhwani:	That's correct. Obviously, we have to be in full compliance with the FCC.
(Morgan Rutman):
Absolutely. And the CVRs, let's say that in the event that, for the sake of argument, let's say that when all is said and done, you've acquired, for the sake of argument, 70% of IRIC, and 30% has kept their shares out, and may be seeking descention rights. May or may not. I don't know. But, in other wards, you can't complete the back-end merger at some number of months. But we will still have a legal CVR, which legally represents our rights to the lawsuit even in the event that you only own 70% of it?
Ramesh Wadhwani:
That's correct. Once we cross the threshold condition, all the shares that have been tendered, we will buy. And for each share that we buy, you'll get your $3.30 in cash plus the CVR, and that's why we would encourage all shareholders to go ahead and tender within this time table.
(Morgan Rutman):	And the distribution of the CVR, I assume that's a taxable event to us, the shareholders. Is that a dividend or how is that structured?
Ramesh Wadhwani:
The way we have structured these CVRs is that at the company level, we deduct 34% for taxes which is based on an average tax rate across the various tax jurisdictions. Beyond that, you know, whether there are any taxes payable by you or not, is something that you'll have to check for yourself and probably depends on your status as an institution.
(Morgan Rutman):
I don't mean the — maybe I didn't say it correctly. I don't mean the ultimate payment, if we get one, but when the CVR is separated out or when we get the CVR as part of this compensation, how is that security structure? Is that a part of the capital gain that we would have or...
Ramesh Wadhwani:	I think that's probably a question best asked of your tax advisor and if you have further questions on that, we can try and put you in touch with our law firm here.
(Morgan Rutman):	Great. Thank you very much.
Operator:	We are approaching the end of the call.
Your last question comes from (Bob Renck) of (RL Rank & Company).
Ramesh Wadhwani:	Good morning Bob.
(Bob Renck):
Good morning. I have a couple of questions here since we've already got past the one question rule. One, the general area of Retail Tracking, I believe that you've now indicated that the US business is down 3-5% over the last period of prime, over the last several quarters. Can Andy confirm what the Retail Tracking business in the United States was in the year 2000, in the year '99, 2000, 2001, and 2002?

Andy Balbirer:	Yes Bob, I can. In '99 it was 319, in 2000 it was 308, 2001 - 317, 2002 - 301, and on average if you look at the compound growth rate or the change between '99 and 2002, it's a decline of about 3%
(Bob Renck):
Okay. The other point is, is that your press release this morning, these would be P & G. Basically, the way the sentence was structured, it indicated that all of P & G's business was Retail Tracking and that that had disappeared. It was my understanding that only about half of P & G's business was Tracking. What's about that?
Ramesh Wadhwani:
(Bob), the total P & G business was about $40 million dollars and of that $40 million, about half, or about $20 million was Retail Tracking revenue, and the other half was Analytics, Panel and Test revenue. All of the Retail Tracking business has been lost and some of the other $20 million in Analytics, Panel and Test revenue has also been lost.
(Bob Renck):
Thanks. Next issue, and I think this really relates to the prior gentleman's call. It's my understanding that when we, in doing this transaction you're spinning off, in effect, you're giving people a CVR, I believe it's up to the company, unless I'm terribly mistaken, to assign the percentage of basis to the shares and to the CVR. Am I correct in that assumption?
Ramesh Wadhwani:	I'm not aware of any such allocation being necessary.
(Bob Renck):	From the tax point of view, we don't know what the $3.30 goes against or what the other goes against, and I know with other spinouts, it's up to the company to provide that information.
Ramesh Wadhwani:
I don't believe that's the case here. And it's not a spinout, it's an acquisition of the company and in acquiring the company the payment we are making takes a combination of $3.30 in cash plus a CVR. So, hopefully, that answers the question, (Bob).
(Bob Renck):	Okay, actually it doesn't but we'll deal with that later.
Ramesh Wadhwani:	Thank you Bob. Any other callers with additional questions?
Operator:	Please hold.
I would now like to turn the call over to Ramesh Wadhwani.
Ramesh Wadhwani:
I'd like to thank everyone for participating in this call. I hope all of you feel as we do that there's significant improvement in the offer, and one that you will find that, not just full, not just fair, but extremely attractive. Thank you.
Operator:	This concludes today's conference call. You may now disconnect.

END

Important Information for Investors and Shareholders

        THIS TRANSCRIPT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF INFORMATION RESOURCES, INC. ("IRI"). IN CONNECTION WITH THE COMMENCEMENT OF THE TENDER OFFER ON SEPTEMBER 8, 2003, GINGKO ACQUISITION CORP. FILED A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST, A NEWLY FORMED DELAWARE STATUTORY TRUST, HAS FILED A REGISTRATION STATEMENT ON

FORM S-4 (INCLUDING THE PRELIMINARY PROSPECTUS CONTAINED THEREIN) WITH RESPECT TO THE CVR CERTIFICATES AND IRI FILED A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER.

        THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE REGISTRATION STATEMENT ON FORM S-4 (INCLUDING THE PRELIMINARY PROSPECTUS CONTAINED THEREIN) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

        THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, THE REGISTRATION STATEMENT ON FORM S-4 (INCLUDING THE PRELIMINARY PROSPECTUS CONTAINED THEREIN) AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, ARE AVAILABLE TO ALL SHAREHOLDERS OF IRI, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, THE REGISTRATION STATEMENT ON FORM S-4 (INCLUDING THE PRELIMINARY PROSPECTUS CONTAINED THEREIN) AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) AND THE SOLICITATION/RECOMMENDATION STATEMENT ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV OR FROM MACKENZIE PARTNERS, INC., THE INFORMATION AGENT FOR THE TENDER OFFER, BY DIRECTING SUCH REQUEST TO: MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NEW YORK, 10016, TELEPHONE (212) 929-5500 COLLECT OR (800) 322-2885 TOLL-FREE OR BY EMAIL AT PROXY@MACKENZIEPARTNERS.COM.

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INFORMATION RESOURCES Moderator: Romesh Wadhwani* September 8, 2003 9:30 am CT